                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                                (Amendment No. 8)


                                SCAN-OPTICS, INC.
                 ----------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.02
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    805894102
                 ----------------------------------------------
                                 (CUSIP Number)

                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                           350 Park Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 371-2529
             -------------------------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 4, 2003
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                                Page 1 of 6 Pages

CUSIP NO. 805894102


-------------------------------------------------------------------------------------------------------------------
 (1)       Name of Reporting Person S.S.                       Walter & Edwin Schloss Associates, L.P.
           or I.R.S. Identification No. of                     Employer I.D. No. 13-606556
           Above Person
-------------------------------------------------------------------------------------------------------------------
 (2)       Check the Appropriate Box                         (a)
           if a Member of a Group (See                          -------------------------
           Instructions)                                     (b)            X
                                                                -------------------------
-------------------------------------------------------------------------------------------------------------------
 (3)       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
 (4)       Source of Funds (See
           Instructions)                                                    N/A
-------------------------------------------------------------------------------------------------------------------
 (5)       Check if Disclosure of Legal
           Proceedings is Required
           Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
 (6)       Citizenship or Place of
           Organization                                                     Delaware
-------------------------------------------------------------------------------------------------------------------
Number of Shares                    (7)    Sole Voting Power                -0-
Beneficially Owned                  -------------------------------------------------------------------------------
by Each Reporting                   (8)    Shared Voting Power              -0-
Person With                         -------------------------------------------------------------------------------
                                    (9)    Sole Dispositive Power           -0-
                                    -------------------------------------------------------------------------------
                                    (10)   Shared Dispositive Power         -0-
                                    -------------------------------------------------------------------------------

 (7)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                                   -0-
-------------------------------------------------------------------------------------------------------------------
 (8)       Check if the Aggregate Amount in
           Row (11) Excludes Certain Shares
           (See Instructions)
-------------------------------------------------------------------------------------------------------------------
 (9)       Percent of Class Represented by
           Amount in Row (11)                                               0%
-------------------------------------------------------------------------------------------------------------------
(10)       Type of Reporting Person (See
           Instructions)                                                    PN
-------------------------------------------------------------------------------------------------------------------



                                Page 2 of 6 Pages

CUSIP NO. 805894102


-------------------------------------------------------------------------------------------------------------------
 (1)       Name of Reporting Person S.S.                Walter J. Schloss
           or I.R.S. Identification No. of              Soc. Sec. No. ###-##-####
           Above Person
-------------------------------------------------------------------------------------------------------------------
 (2)       Check the Appropriate Box                         (a)
           if a Member of a Group (See                          -------------------------
           Instructions)                                     (b)            X
                                                                -------------------------
-------------------------------------------------------------------------------------------------------------------
 (3)       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
 (4)       Source of Funds (See
           Instructions)                                                    PF
-------------------------------------------------------------------------------------------------------------------
 (5)       Check if Disclosure of Legal
           Proceedings is Required
           Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
 (6)       Citizenship or Place of
           Organization                                                     United States
-------------------------------------------------------------------------------------------------------------------
Number of Shares                    (7)    Sole Voting Power                14,000
Beneficially Owned                  -------------------------------------------------------------------------------
by Each Reporting                   (8)    Shared Voting Power              -0-
Person With                         -------------------------------------------------------------------------------
                                    (9)    Sole Dispositive Power           14,000
                                    -------------------------------------------------------------------------------
                                    (10)   Shared Dispositive Power         -0-
                                    -------------------------------------------------------------------------------

(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                                   14,000
-------------------------------------------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount in
           Row (11) Excludes Certain Shares
           (See Instructions)
-------------------------------------------------------------------------------------------------------------------
(13)       Percent of Class Represented by
           Amount in Row (11)                                               0.2%
-------------------------------------------------------------------------------------------------------------------
(14)       Type of Reporting Person (See
           Instructions)                                                    IN
-------------------------------------------------------------------------------------------------------------------



                                Page 3 of 6 Pages

CUSIP NO. 805894102


-------------------------------------------------------------------------------------------------------------------
 (1)       Name of Reporting Person S.S.                Edwin W. Schloss
           or I.R.S. Identification No. of              Soc. Sec. No. ###-##-####
           Above Person
-------------------------------------------------------------------------------------------------------------------
 (2)       Check the Appropriate Box                         (a)
           if a Member of a Group (See                          -------------------------
           Instructions)                                     (b)            X
                                                                -------------------------
-------------------------------------------------------------------------------------------------------------------
 (3)       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
 (4)       Source of Funds (See
           Instructions)                                                    PF
-------------------------------------------------------------------------------------------------------------------
 (5)       Check if Disclosure of Legal
           Proceedings is Required
           Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
 (6)       Citizenship or Place of
           Organization                                                     United States
-------------------------------------------------------------------------------------------------------------------
Number of Shares                    (7)    Sole Voting Power                30,000
Beneficially Owned                  -------------------------------------------------------------------------------
by Each Reporting                   (8)    Shared Voting Power              -0-
Person With                         -------------------------------------------------------------------------------
                                    (9)    Sole Dispositive Power           30,000
                                    -------------------------------------------------------------------------------
                                    (10)   Shared Dispositive Power         -0-
                                    -------------------------------------------------------------------------------

 (7)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                                   30,000
-------------------------------------------------------------------------------------------------------------------
 (8)       Check if the Aggregate Amount in
           Row (11) Excludes Certain Shares
           (See Instructions)
-------------------------------------------------------------------------------------------------------------------
 (9)       Percent of Class Represented by
           Amount in Row (11)                                               0.4%
-------------------------------------------------------------------------------------------------------------------
(10)       Type of Reporting Person (See
           Instructions)                                                    IN
-------------------------------------------------------------------------------------------------------------------



                                Page 4 of 6 Pages

CUSIP NO. 805894102


                             INTRODUCTORY STATEMENT

         On September 8, 1989, the Reporting Persons filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $.02 per share (the "Common Stock"), of Scan-Optics, Inc. (the "Company"). Thereafter, the Reporting Persons filed seven amendments thereto at various times from May 1994 through December 1997.

         This Amendment No. 8 is being filed to report the total disposition of all shares of Common Stock held by the Reporting Persons. Accordingly, Item 5 of the Original Statement is amended and restated to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Statement, none of the Reporting Persons owns beneficially any shares of Common Stock.

         (b) Not applicable.

         (c) The following transactions were effected by Walter & Edwin Schloss Associates, L.P. during the past 60 days, with the result that it owns beneficially no shares of Common Stock as of the date of this Statement:

             Date              Shares Sold        Per Share Sales Price
             ----              -----------        ---------------------
       December 1, 2003          115,000                  $0.40
       December 4, 2003            7,400                  $0.48
       December 4, 2003          350,000                  $0.40

         These transactions were open market transactions, and Walter & Edwin Schloss Associates, L.P. paid normal and customary brokerage commissions in connection with them.

         (d) Not applicable.

         (e) December 1, 2003.




                                Page 5 of 6 Pages

CUSIP NO. 805894102



                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                /s/ WALTER J. SCHLOSS
                                -----------------------------------------------
                                Walter J. Schloss

                                /s/ EDWIN W. SCHLOSS
                                ------------------------------------------------
                                Edwin W. Schloss


                                WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                                By: Schloss Management Company, General Partner


                                          By  /s/ WALTER J. SCHLOSS
                                              ----------------------------------
                                              Walter J. Schloss, General Partner

                                          By  /s/ EDWIN W. SCHLOSS
                                              ----------------------------------
                                              Edwin W. Schloss, General Partner



                                Page 6 of 6 Pages